May 15, 2013

Christian Windsor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-3628

Re:	Nationstar Mortgage Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-4 (“Amendment No. 1”)
Filed May 3, 2013
File No. 333-187643-07
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012 (the “Annual Report”)
Filed March 15, 2013
File No. 001-35449

Nationstar Mortgage LLC
Amendment No. 1
Filed May 3, 2013
File No. 333-187643

Dear Mr. Windsor,

On behalf of Nationstar Mortgage LLC (the “Company”), Nationstar Capital Corporation (the “Co-Issuer” and, together with the Company, the “Issuers”), Nationstar Mortgage Holdings Inc. (the “Public Company”) and each of the other guarantors listed in Amendment No. 1 (the “Additional Guarantors” and, together with the Issuers and the Public Company, the “S-4 Registrants”), with respect to Amendment No. 1, and on behalf of the Public Company, with respect to the Annual Report, set forth below are responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated May 10, 2013.

The S-4 Registrants have filed today Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, together with this letter via EDGAR correspondence. Amendment No. 2 includes or incorporates by reference all required financial information for the quarter ended March 31, 2013 and all required exhibits.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. Capitalized terms used, but not defined herein have the meanings assigned to such terms in the Annual Report.

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Christian Windsor, Esq.

Securities and Exchange Commission

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Form 10-K Filed for the Period Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Servicing segment for the Years ended December 31, 2012 and 2011, page 41 of the Annual Report

1.	We note your response to prior comment no. 17. While we note you have provided the respective assumptions for the period presented, there is no corresponding explanation as to the reasons for the relative changes in the individual assumptions. Please tell us and revise future filings to include this information.

Response:

In response to the Staff’s comment, the Public Company will revise its disclosure in the Management Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section in future filings, to the extent required, to provide an explanation as to the reasons for the relative changes in the individual assumptions, as indicated by the underlined language below.

Our Credit Sensitive MSRs increased with the addition of over $82 billion in UPB of mortgage loans serviced in 2012 due to several significant acquisitions of MSRs. Overall, these additions to our portfolio, while predominantly credit sensitive, were less delinquent than our previously owned Credit Sensitive MSRs. With respect to the assumptions utilized in determining the fair value of Credit Sensitive MSRs, the assumed discount rate decreased 7.6% from 25.71% at December 31, 2011 to 18.11% at December 31, 2012, due to our acquisitions of better performing Credit Sensitive MSRs, which have average discount rates in the 15% range. The assumed total prepayment speeds increased 6.62% from 15.80% at December 31, 2011 to 22.42% at December 31, 2012, due to higher voluntary prepayment speeds inherent in the newly acquired portfolios. The assumed expected weighted-average life decreased 1.03 years, from 5.15 years at December 31, 2011 to 4.12 years at December 31, 2012, due to the increase in the weighted-average prepayment speeds of the credit sensitive loans. The assumed credit losses decreased 10.74% from 35.42% at December 31, 2011 to 24.68% at December 31, 2012, also principally due to our addition of lower delinquency credit sensitive loans during 2012.

Our Interest Sensitive MSRs increased by approximately $4.7 billion in UPB of mortgage loans serviced in 2012. This increase was driven primarily by our expanding origination activity. With respect to the assumptions utilized in determining the fair value of our Interest Rate Sensitive MSRs, the assumed discount rate increased by 0.16% from 10.46% at December 31, 2011 to 10.62% at December 31, 2012, due to a slight increase in overall delinquency in the product mix of newly originated Interest Rate Sensitive MSRs. The assumed total prepayment speeds decreased 1.94% from 19.02% at December 31, 2011 to 17.08% at December 31, 2012, due to the fact that the MSRs were originated in a lower interest rate environment than those in prior years, resulting in lower propensity to prepay. The assumed expected weighted-average life increased 0.15 years, from 5.04 years at

Christian Windsor, Esq.

Securities and Exchange Commission

p. 3

December 31, 2011 to 5.19 years at December 31, 2012, due to the lower expected prepayment speeds on newly originated MSRs due to the lower interest rate environment. The assumed credit losses increased 1.36% from 9.73% at December 31, 2011 to 11.09% at December 31, 2012, due to slightly higher credit risk identified on certain newly originated MSRs, in particular newly originated MSRs on HARP loans.

2.	We note your response to prior comment no. 18. While we note you have provided the respective assumptions for the period presented, there is no corresponding explanation as to the reasons for the relative changes in the individual assumptions. Please tell us and revise future filings to include this information.

Response:

In response to the Staff’s comment, the Public Company will revise its disclosure in the MD&A section in future filings, to the extent required, to provide an explanation as to the reasons for the relative changes in the individual assumptions, as indicated by the underlined language below.

At December 31, 2011, we had recently entered into our first excess spread financing arrangement. As of December 31, 2012, we were a party to several excess spread financing arrangements with similar, but not identical, contract terms. With respect to the weighted average assumptions utilized in determining the fair value of the Company’s excess spread financing, the assumed mortgage prepayment speeds decreased 10% from 24% at December 31, 2011 to 14% at December 31, 2012, primarily due to the lower voluntary prepayment profiles on the excess spread financing arrangements that were entered into during 2012 in comparison with the expected voluntary prepayment profile of the excess spread financing entered into during late 2011. The assumed average life of mortgage loans increased 0.9 years, from 3.3 years at December 31, 2011 to 4.2 years at December 31, 2012, due to the lower average prepayment speed assumptions given the lower interest rate environment. The assumed discount rate decreased 1% from 16% at December 31, 2011 to 15% at December 31, 2012, because the credit profile of the MSR portfolios underlying the excess spread financing arrangements entered into during 2012 was slightly better than the prior arrangement.

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We hope that this response adequately addresses the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Duane McLaughlin, counsel to the Company, at (212) 225-2106.

[signature page follows]

Christian Windsor, Esq.

Securities and Exchange Commission

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Sincerely, NATIONSTAR MORTGAGE HOLDINGS INC. NATIONSTAR MORTGAGE LLC

/s/ David C. Hisey
David C. Hisey
Chief Financial Officer

cc:	Elizabeth Giddens, Esq., Nationstar Mortgage Holdings Inc.
Duane McLaughlin, Esq., Cleary Gottlieb Steen & Hamilton LLP
Joshua Samples, Esq., Securities and Exchange Commission